Minco Gold Corporation

(Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended September 30, 2007

This management’s discussion and analysis (“MD&A”), dated October 31, 2007 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended September 30, 2007 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2006 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation), referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese government entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious metal properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

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Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its interests in the Longnan, Jinniusan and Xiaoshan projects, incorporated in the People’s Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

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Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

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up to 51% of a joint venture company formed and known as Guangzhou Mingzhong Mining Co., Ltd. (the “Mingzhong JV”), formerly “Mingzhong Guangdong Minco-Jinli Mining Co. Ltd, (the “Jinli JV”)  - holding company for the Changkeng Gold project;

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up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the White Silver Mountain project;

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up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

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70% of a joint venture company formed and known as Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco JV”) - holding company for the Xiaoshan Gold project; and

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up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

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Equity interests – 45% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2006 3rd quarter average	7.081	0.883
September 30, 2006	7.108	0.898
2006 average	7.040	0.882
December 31, 2006	6.708	0.858
2007 3rd quarter average	7.234	0.956
September 30, 2007	7.579	1.008

Company’s Operations

The following is a discussion of the current plans for the properties and projects that Minco Gold holds directly and through its subsidiaries. Please refer to the AIF and MD&A for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for historical information on these properties.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Gold and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold must contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture agreement with three other Chinese partners to form a joint venture company called Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong”). Mingzhong received the business license on March 30, 2007.

The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008, and is presently held by the No. 757 Exploration Team. Mingzhong has signed an exploration permit transfer agreement with No.757 Team. The value of the exploration permit has been appraised at 48.363 million RMB (approximately $6.5 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. As of the date of MD&A, the Changkeng Permit has yet to be acquired by Mingzhong.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for Mingzhong had not been finalized as expected. Instead of the proposed 10,000 meter drilling program, Minco Gold and its JV partners drilled two holes, ZK0103 and ZK0807, to meet the minimum expenditure requirement at Changkeng.  The results of that limited program generally confirm the previous results.

Exploration plan for 2007

With the completion of all government approvals, an extensive exploration program has been planned to delineate the mineralization. At Changkeng, approximately 10,000 meters of infill drilling is planned to upgrade the current inferred resources to a higher level of resource category.  A Resource Estimation will be conducted when the drilling has been completed. Geotechnical, environmental, and mining plant studies are also proposed. A Preliminary Economic Assessment will then be initiated after the Resource Estimation is completed.

The application to transfer the title of Changkeng from No. 757 Exploration Team to Mingzhong is still going through various government approvals. Full implementation of the proposed exploration program will depend on how soon the approval will be finalized.

In consideration of meeting the minimum exploration expenditure required by the Chinese government, the board of Mingzhong approved a drilling program comprising 6 holes with a total footage of 1,200 meters for the Changkeng project. The drilling program was initiated in late September. Two rigs have been running at the project since September 22, 2007.

Yangshan (Anba) Gold Project

The Company does not consider the Anba gold property to be a material property and does not intend to undertake any exploration expenditures on the property at the current time.

Gobi Gold Project

Minco Gold has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to September 30, 2007, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

For the 2007 exploration year, a 2,000 meter drilling program estimated to cost approximately $225,000 has been proposed to evaluate exploration potential in areas where surface gold mineralization has been discovered in the geologically favorable terrain within the permit. The drilling program will be primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Field preparation for the drilling program began in early September. Ten holes were designed to trace the southwest extension of the major Zhula gold mineralization zone where a 2,000tpd-scale production mine was built by a local company in a small mining area of 0.2km2 within Damo Mining’s exploration permit.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The Company received 500,000 common shares in the capital stock of New Cantech and agreed to spend 12 million RMB (approximately $1.8 million) in exploration over three years.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the option, and the two parties signed a termination agreement on October 3, 2006 after New Cantech had spent approximately $780,000 on the property. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

An exploration program in 2007 will consist of detailed structural mapping by an experienced structural specialist to identify structural controls on gold mineralization. Structural targets will be further tested by surface trenching.

A systematic sampling and mapping program on the previously abandoned mining pits within the exploration permit was carried out by Minco geologists in July 2007. A detailed discovery-oriented study on structural geology of the property was conducted by a consulting structural geologist in September.

Xiaoshan Project

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area also forms part of east section of the E-W trending Qinling metallogenic belt. Host rock of gold and silver mineralization is mainly composed of interbedded chlorite-albite schist, sericite-quartz-albite schist, plagioclase- amphibole schist, and biotite-plagioclase gneiss.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. Mineralized veins occur as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. Seven gold and silver veins have been identified on surface in the Dafangshan area. Mineralized veins occur as thin structural veins within cataclastic alteration zones which are controlled by NW-, NE- and EW-trending faults.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd., in early June.

An exploration program has been proposed by the JV and exploration activities for Phase I program will consist of underground tunneling and a comprehensive surface investigation consisting of mapping and sampling.

An exploration program consisting of surface mapping and test drilling was approved by the JV board over the two exploration permits and the major structural zone where a massive sulfide has been detected in illegal mining adits. The field work of the mapping program was completed in July. A drilling program of seven drill holes was designed to test the dip and strike extensions of the massive sulfide zone detected in the near-surface tunnels along the major structural zone within the Huluyu exploration permit.  The preparation of the drilling program began in late September and drilling for the first hole was initiated on October 22.

Minco China

Gold Bull Mountain Gold Project

The Company has established a subsidiary company, Yuanling Minco for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanlin Minco. In 2006, the Company paid a total of RMB 2,546,652 (approximately $358,400), which included a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Jinniusan mining licensed area. The acquisition price was RMB 6,000,000 (approximately $847,000) which has been paid in full.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it will be valid for 30 years. As of August 25, 2006. Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine with a payment by Yuanling Minco of RMB 1 million for the mining permit and the equipment and facilities attached to it. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine at a cost of RMB 6 million. The current exploration and mining permits will be valid until the middle of 2009 and renewable thereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by a 40 kilometer paved road and a 30 kilometer gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232 meters above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section have been identified. The total strike length of the recognizable major vein zone is about 350 meters within the area of the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7 meters.

Exploration in 2007

The major objective of exploration activities in 2007 is to further delineate and expand the gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit proposed. Exploration programs consist of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Drilling and underground development programs were initiated in early January 2007. Three drill rigs were in operation at the GBM camp.

Minco expected a successful resource definition within the mining permit by underground mapping and drilling. However, almost all the assay data of gold from the drill core samples is uneconomic although quartz veinlets were intersected in most of the completed holes. One of the major reasons for the poor results may be the nugget effect which can influence the effectiveness of a drill core sampling program. Therefore, Minco decided to terminate the drilling program in mid April after 3000 meters was drilled and shifted the exploration focus to underground tunneling and mapping for a better understanding of the distribution of gold mineralization within the mining permit and its adjacent area.

The revised exploration program includes (1) a soil geochemical sampling program over the adjacent areas of the Gold Bull Mountain mining permit; (2) a 495m drifting and crosscutting program within the Gold Bull Mountain mining permit; (3) a 280m test tunneling program near Line 49 to the SW extension of the mining permit; and (4) a test drilling program at Line 1 to evaluate the mineralization potential in Proterozoic slate which outcropped in the northeast extension of the mining permit.

The geochemical soil sampling program was completed in September and the test drilling program was completed in early October. A comprehensive data research on the two programs is being conducted by Minco geologists and a proposal for further exploration in the exploration permit will be worked out. The underground development at Levels 112 and 87 are still in progress.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All of these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. Twenty geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 focused on following up these most significant anomalies by infill sampling, sketch mapping, and trenching.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

Exploration program in 2006:

Up to mid December 2006, three phases of exploration programs were completed in the Longnan project area.

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Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as the Phase I program in 2006. The Phase I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1,100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all three sub-project areas.

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Phase II Program:

The Phase II program at the Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrence was discovered in the Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1,000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

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Phase III Program:

The Phase III program was organised in the mid September 2006 and included (1)110 km2 drainage soil sampling at density of about 50 samples per square kilometres in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at a density of 125 samples per square kilometre and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, and (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two mineralized zones, ZT-1 of 840m in length and ZT-2 of 400m in length, have been delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches vary from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomalies have been delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au have been detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite within the delineated gold anomalies. Preliminary follow up for the area where a peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400 meters in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1,000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  Twelve soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration in 2007

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant stream sediment anomalies will also be continued over all three sub-project areas.

Yuezhao:

A 2,500m test drilling program was proposed for the Yuezhao area where gold mineralization was defined with surface trenching in 2006. The first six holes were designed to test the dip extension and the strike continuity of gold mineralization at depth. The drilling program was initiated in early May and was completed in early August. Six drill holes with a total footage of 1,762 meters were drilled along the strike of the surface mineralization zone.

Three mineralized bodies have been delineated at surface by trenching. Mineralized Zone I-1 is controlled for 400m by trenching from exploration lines 7 to 24 and was intersected in ZK0-1 at depth of 160m. Mineralized zone I-2 un-continuously distributed for 500m at surface between exploration lines 7 and 32 and has not been intersected in completed holes. Mineralized zone I-3 is located to the east of Line 68 and remains untested at depth. Gold mineralization from 1 to 3m in width was intersected in five holes and shows an obvious pinch-out pattern at depth. Average grade of the mineralization zones at depth is about 1g/t Au.

Yangshanli:

Yangshanli area has very strong anomalies of Au, As, Sb in stream sediments and soils and the favourable geological conditions. Trenching and mapping have been conducted over the major alteration zones identified in the sketch mapping program in late 2006 in the first half of 2007. A major EW-trending mineralization zone (not the only one) of 1,600m in length has been revealed by 11 irregularly distributed trenches in phyllite sequence. Although bedrock has not been reached in some of the trenches, obvious mineralization has been detected in several trenches A sampling program with a shallow rig is in progress to collect the weathered bedrock samples beneath the soil overburden along the mineralization zone. By the end of September, 171 shallow holes with depth from 3 to 7 meters were drilled and bedrock samples were collected from these holes. Drilling targets will be delineated after the surface exploration program at Yangshanli area.

Xicheng East:

A preliminary reconnaissance investigation on the two strong silver anomalies at the Jiangjungou and the Xiaodonggou areas was carried out by Minco geologists in April. In mid September, a sketch mapping and traverse line investigation program was initiated at the Caopingshan area where significant geochemical Au and Ag anomalies were detected in stream sediment and soil samples.

Five ancient mining pits were recognised and a mineralization zone characterised with strong silification and brecciation was seen within thick metamorphosed quartz sandstone in the Jiangjungou area. The observed width of the zone is from 0.05 to 0.3m. Nine grab samples were collected and two of them contain 86g/t Ag and 136g/t Ag respectively.

A site visit was made to the Xiaodonggou area. There are quite a few ancient and modern mining activities in the area. An EW-trending mineralization zone has been recognised in the sericite schist and galena and sphalerite occurred as veinlets and stockworks in the ore zone. Two grab samples returned 160g/t and 615g/t Ag, 5.24% and 25.44% Pb, and 9.79% and 13.62% Zn respectively.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Gold’s interest in the White Silver Mountain project will be transferred into Minco Base Metals.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Gold has a 61% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold and silver values.

The White Silver Mountain Project will be the prime asset of the Company's subsidiary Minco Base Metals Ltd.

The project has potential for development within a short time frame. All mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide mineralized zones and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2006, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 meters of underground drifting, development of four new drill stations, and 4,000 meters of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

Investment in Minco Silver Corporation

The Company owns 14,000,000 common shares (representing 45%) of Minco Silver that was acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Prior to November 17, 2006, the Company owned the majority of the shares of Minco silver and, therefore, consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.  Please refer to the AIF and MD&A of Minco Silver for the year ended December 31, 2006, available on SEDAR and accessible at www.sedar.com, for further information on Minco Silver and its properties.

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	September 30, 2007	December 31, 2006
Investment in Minco Silver Corporation on an equity basis	$ 4,533,272	$ 6,398,692

Market value of Minco Silver shares	$26,460,000	$39,200,000

As of September 30, 2007, Minco Silver had current assets of $17,630,000, property and equipment of $158,000, current liabilities of $1,601,000 and shareholders equity of $16,188,000. During the nine–month period ended September 30, 2007, Minco Silver reported a loss of $4,145,000, including exploration costs of $2,506,000 and administration costs of $2,221,000, resulting in an equity loss of $1,865,000 for the Company.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable.

Exploration Costs

Gross exploration costs totaled $435,000 for the three months ended September 30, 2007 compared to $948,000 in 2006 ($1,440,000 including exploration on the Fuwan property of $492,000). Over the three month period, the Company expensed $435,000 (2006: $948,000) and recovered $nil (2006: $nil).

Gross exploration costs totaled $1,461,000 for the nine months ended September 30, 2007 compared to $1,146,000 in 2006 ($2,043,000 including exploration on the Fuwan property of $897,000). Over the nine month period, the Company expensed $1,461,000 (2006: $1,146,000) and recovered $nil (2006: $95,000).

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Currently active properties:
Gansu
- White Silver Mountain	$608	$558	$9,432	$16,890
- Yangshan (Anba)	5,765	-	7,903	4,209
- Minco-Qinqi			10,630	15,509
(formerly West Extension of Yangshan)	(21)	579
- Longnan	159,617	73,641	641,275	199,003
Inner Mongolia
- Gobi Gold	39,688	2,802	48,193	5,767
- BYC	13,162	3,982	26,787	99,313
Guangdong
- Changkeng	34,751	17,976	57,620	51,761
Hunan
- Gold Bull Mountain	110,920	847,000	589,030	847,000
Henan
- Xiaoshan	70,048	-	70,048	-
Total	434,538	946,538	1,460,918	1,239,452
Exploration cost recoveries	-	-	-	(95,331)
Expensed exploration permits	-	(847,000)	-	(847,000)
Expensed exploration costs	(434,538)	(99,538)	(1,460,918)	(297,121)
Capitalized mining permit costs	$ -	$ -	$ -	$ -

Exploration costs on the Fuwan property by Minco Silver that were included in the 2006 accounts of the Company were:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Guangdong:
Fuwan	$ 492,300	$ 897,272

The decrease in exploration costs is due to no exploration permits being purchased in 2007, partially offset by field work conducted on the Longnan Properties, the drilling and underground development on the Gold Bull Mountain Properties and field work conducted on the Xiaoshan property during the three and nine months ended September 30, 2007. There are no costs included for the Fuwan Property as the Company has not consolidated the results of Minco Silver since November 17, 2006. Details of the expenditures incurred on the properties are as follows.

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Gansu – White Silver Mountain

Consulting fees	$ 608	$ 558	$ 1,545	$ 6,531
Drilling and tenure	-	-	-	6,157
Labor costs	-	-	2,420	-
Other exploration costs	-	-	5,467	4,202
Total	$ 608	$ 558	$ 9,432	$ 16,890

Gansu – Yangshan (Anba)

Consulting fees	$ 2,813	$ -	$ 2,813	$ -
Labor costs	2,952		2,953	4,209
Other exploration costs	-	-	2,137	--
Total	$ 5,765	$ -	$ 7,903	$ 4,209

Gansu – Minco-Qinqi
(formerly West Extension of Yangshan)

Consulting fees	$ -	$ -	$ 8,725	$ 11,638
Labor costs		579	-	3,193
Other exploration costs	(21)	-	1,905	678
Total	$ (21)	$ 579	$ 10,630	$ 15,509

Gansu – Longnan

Consulting fees	$ 24,080	$ 42,328	$ 93,875	$ 70,435
Geology and geochemistry	72,782	1,432	361,414	56,209
Labor costs	37,590	13,966	118,037	35,218
Other exploration costs	25,165	15,915	67,949	37,141
Total	$ 159,617	$ 73,641	$ 641,275	$ 199,003

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Inner Mongolia – Gobi Gold

Consulting fees	$ 16,221	$ -	$ 19,429	$ -
Geology and drilling	1,418		1,418
Labor costs	11,035	1,183	11,152	2,203
Other exploration costs	11,014	1,619	16,194	3,564
Total	$ 39,688	$ 2,802	$ 48,193	$ 5,767

Inner Mongolia – BYC

Drilling and geology	$ -	$ -	$ -	$ -
Labor costs	7,172		12,304
Consulting fees	2,100		4,850
Other exploration costs	3,890	3,982	9,633	99,313
Exploration costs recoveries	-	-	-	(95,331)
Total	$ 13,162	$ 3,982	$ 26,787	$ 3,982

Guangdong – Changkeng

Consulting fees	$ 10,369	$ 3,325	$ 20,682	$ 12,072
Drilling and geology	15,296	12,844	20,160	26,795
Labor costs	275	-,	462	-
Other exploration costs	8,811	1,807	16,316	12,894
Total	$ 34,751	$ 17,976	$ 57,620	$ 51,761
Hunan- Gold Bull Mountain

Consulting fees	$ 21,904	$ -	$ 53,629	$ -
Drilling and geology	87,035	-	517,883	-
Labor costs	-	-	12,868	-
Other exploration costs	1,981	-	4,650	-
Exploration permits		847,000		847,000
Total	$ 110,920	$ 847,000	$ 589,030	$ 847,000

Henan - Xiaoshan

Consulting fees	$ 9,600	$ -	$ 9,600	$ -
Drilling and geology	35,933	-	35,933	-
Labor costs	5,528	-	5,528	-
Other exploration costs	18,987	-	18,987	-
Total	$ 70,048	$ -	$ 70,048	$ -

Guangdong – Fuwan

Consulting fees	$ -	$30,383	$ -	$119,485
Drilling and geology	-	434,159	-	704,327
Labor costs	-	13,065	-	33,914
Other exploration costs	-	14,193	-	39,546
Total	$ -	$492,300	$ -	$897,272

Administrative Expenses

Prior to November 17, 2006, the Company owned the majority of the shares of Minco Silver and consolidated the results of Minco Silver with those of the Company. Since that date, the Company has accounted for the investment on an equity basis. The table below presents the Statement of Operations for the Company for the nine months ended September 30, 2007 and 2006, as reported and on an equity basis, to provide a more meaningful comparison of results:

	Nine months ended September 30,2007	Nine months ended
		September 30,2006
	As Reported, Equity basis	Restated on an Equity basis	As Reported, Consolidated basis

Exploration costs	$1,460,918	$1,145,779	$2,043,051

Administrative expenses
Accounting and audit	77,603	111,227	180,409
Amortization of equipment	42,645	29,771	36,882
Consulting fees	61,223	72,830	125,493
Director's fees	49,500	35,000	63,500
Foreign exchange loss (gain)	894,273	37,007	(38,726)
Investor relations	512,514	417,992	721,375
Legal	31,876	34,649	69,280
Regulatory and filing	70,741	68,943	106,577
Meals and entertainment	35,604	30,822	46,499
Office and miscellaneous	127,208	95,308	144,153
Property investigation	144,692	100,321	178,153
Rent	152,763	125,309	200,805
Salaries and benefits	435,238	214,800	356,678
Stock based compensation	1,401,000	653,000	1,251,000
Telephone	11.007	15,197	25,061
Travel and transportation	83,868	55,950	85,817
	4,131,755	2,098,126	3,552,956
Operating loss	(5,592,673)	(3,243,905)	(5,596,007)
Other income (loss)
Equity loss from investment in Minco Silver	(1,865,420)	(1,199,360)	-
Write down of short-term investments	(63,215)	34,290	34,290
Interest and sundry income	252,445	313,238	500,430
Loss before non-controlling interest	(7,268,863)	(4,095,737)	(5,061,287)
Non-controlling interest	-	-	965,128
Loss for the period	$(7,268,863)	$(4,095,737)	$(4,096,159)

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the nine-month period ended September 30, 2007, the Company spent a total of $4,132,000 on administrative expenses compared to $3,553,000 (or $2,098,000 on an equity basis) in the same period of 2006. In general, the administrative expenses have increased in Minco Gold as the Company has increased its business activity leading to an increase in the number of employees, resulting in increased compensation and increased foreign exchange losses due to the strengthening Canadian dollar.

Significant changes in expenses are as follows:

•

The Company realized a foreign exchange loss of $894,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $39,000 (or a loss of $37,000 on an equity basis) in the same period of 2006.

•

The Company recorded stock based compensation in the nine-month period ended September 30, 2007 of $1,401,000 compared to $1,251,000 (or $653,000 on an equity basis) in the comparative period. The increase was attributable to the fact that the Company granted more stock options to its directors, employees and consultants during this period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the nine-month period ended September 30, 2007 were $496,000, compared to $482,000 (or $288,000 on an equity basis) in the same period of 2006. The increase was due to salary increases for employees and consultants in 2007 and an increase in employees in China.

•

The Company incurred investor relations expense of $513,000 in the nine-month period ended September 30, 2007 compared to $721,000 (or $418,000 on an equity basis) in the same period of 2006. The amount decreased due to a decrease in employees and consultants related to investor relations.

•

Professional fees (accounting, audit and legal fees) for the nine-month period ended September 30, 2007 were $109,000, as compared to $250,000 (or $146,000 on an equity basis) in the same period of 2006.

In the nine-month period ended September 30, 2007, the Company granted 2,940,000 stock options to employees and consultants with a price range from $0.79 to $1.95 per share.

In the three-month period ended September 30, 2007, the Company spent a total of $2,058,000 on administrative expenses compared to $1,585,000 (or $1,075,000 on an equity basis) in the comparative period. The increase is due to more business activity in 2007 as discussed above.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

In the three months ended September 30, 2007, interest and sundry income was $82,000 compared to $180,000 (or $110,000 on an equity basis) in the comparative period. The decrease was mainly due to a lower balance on deposit.

Interest and sundry income for the nine months ended September 30, 2007 was $252,000 compared to $500,000 (or $313,000 on an equity basis) in the comparative period.

Financial Position

Since the Company’s last year end on December 31, 2006, its total assets have decreased from $19,585,000 to $13,779,000 at September 30, 2007.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver decreased due to the Company’s equity loss in the operations of Minco Silver.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Interest and sundry income	$82,349	$80,586	$89,510	$173,201	$179,545	$194,884	$126,001	$293,269
Net income (loss)	(2,880,632)	(2,403,260)	(1,984,971)	3,078,835	(2,170,137)	(1,280,757)	(1,217,265)	(1,481,107)
Net income (loss) per share – basic and diluted	$ (0.07)	$ (0.06)	$ (0.05)	$ 0.07	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.04)

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

Operating Activities

In the third quarter of 2007, the Company used cash of $1,665,000 to support operating activities compared to $1,598,000 in the same period of 2006.  The net loss in this quarter was $2,881,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $16,000, stock-based compensation of $688,000, the equity loss on the investment in Minco Silver of $475,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $42,000.

For the nine-month periods ended September 30, 2007 and 2006, cash used in operating activities was $4,086,000 and $3,611,000, respectively.

Financing Activities

In the third quarter of 2007, the Company generated $9,000 from financing activities, which includes the issuances of 8,333 common shares through exercise of stock options at the price of $1.07 per share. In the same period of 2006, the Company generated cash of $167,500 from the issuance of 150,000 common shares through exercise of stock options at $0.55 per share for proceeds of $82,500 and exercise of 50,000 special warrants at $1.70 per share for proceeds of $85,000.

During the nine-month period ended September 30, 2007, the Company generated $106,000 from financing activities, compared to $4,514,000 in the same period of 2006.

Investing Activities

In third quarter of 2007, the Company generated $942,000 from investing activities compared to cash used of $2,752,000 in the same period of 2006. In the current quarter, $1,071,000 was generated from short-term investments and was subsequently used to fund the Company’s activities. The Company also spent $131,000 to purchase new equipment and capital assets and received net $2,000 from Minco Silver for the funding of activities on behalf of Minco Silver.

For the nine-month period ended September 30, 2007 the cash generated from investment activities was $5,074,000 versus cash used by investing activities of $856,000 in the same period of 2006.

Available Resources

The Company’s cash and short-term investment balance at September 30, 2007 amounted to $6,439,000.

Share Capital

Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.  As at September 30, 2007, all shares have been released from escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,413,508, as follows:

2007	141,835
2008	300,025
2009	291,555
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,413,508

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

The Company is also conditionally committed to payments of up to $6,879,148 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years
YGM (1)	3,166,770	-	3,166,770
Zhongjia Minco (2)	3,694,565	527,795	3,166,770
Longnan exploration commitment (3)	17,813	17,813
Total	$6,879,148	$545,608	$6,333,540

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

(2)

Costs of investment commitments in accordance with the Henan Zhongjia Minco JV Contract dated April 30, 2007;

(3)

Commitment of RMB 135,000 (approximately $17,813) to be paid on Longnan exploration program.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Exploration costs	$ 17,812	$ 11,950	$ 57,187	$ 37,355
Management fees	5,625	-	10,313	3,980
Property investigation	4,688	3,850	18,750	12,220
Investor relations	-	3,950	-	7,770
Director's fees	14,000	12,500	49,500	35,000
	$ 42,125	$ 32,250	$ 135,750	$ 96,325

b.

As of September 30, 2007 receivables of $249,083 (December 31, 2006 - $86,238) are due from five companies related by a common director. Subsequent to the period end, $124,089 was repaid.

c.

At September 30, 2007, the Company has a balance of $1,259,219 (December 31, 2006 – $442,404) due from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation and shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand. The amount was paid subsequent to the period end.

d.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director. Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 500,000 common shares. As of September 30, 2007, the Company had sold 80,000 common shares in the market, and there were 420,000 common shares in total holding by the Company.

On September 28, 2006, New Cantech notified the Company that it does not want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

At the date of this MD&A, the Company has 42,976,385 common shares, 4,761,667 stock options outstanding, for a total of 47,738,052 fully diluted common shares outstanding.